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                                                                      Exhibit 27

             DOLAN FAMILY GROUP WITHDRAWS CABLEVISION GOING PRIVATE
          PROPOSAL AND RECOMMENDS THAT THE BOARD OF DIRECTORS CONSIDER
                    A SPECIAL PRO RATA DIVIDEND OF $3 BILLION

Bethpage, New York, October 25, 2005 - Charles F. and James L. Dolan, on behalf of the Dolan Family Group, today announced that they have withdrawn their June 19, 2005 proposal to acquire the cable and telecommunications businesses of Cablevision Systems Corporation (NYSE: CVC) and spin off the programming, sports and entertainment businesses. The withdrawal was communicated yesterday in a letter to the Cablevision Board of Directors.

Also in the letter, Charles and James Dolan recommended that the Board consider and declare a $3 billion special dividend in cash payable pro rata to all shareholders.

Charles and James Dolan stated that, "despite good faith negotiations over the past four months, it has become clear that we will be unable to reach agreement with the Special Transaction Committee on the terms of our proposal." The Dolans also noted that during this period there has been a decline in communications sector valuations and an increased competitive environment.

"We continue to have full faith and confidence in the near and long-term prospects of the Company and remain committed to the goal of providing value to all shareholders," the Dolans said in their letter to the Board. "In addition, we recognize from the strength of the financing commitments received in connection with our proposal that the credit markets currently value the Company's growing cash flow to a greater extent than the equity markets. This recommendation is driven by a desire to treat all shareholders equally, to provide clarity for the Company's security holders and to take advantage of the robust credit markets and attractive interest rate environment."

Charles and James Dolan added that: "Over more than 30 years, Cablevision has grown and developed into a dynamic company that is a leader in many important areas. We look forward to continuing to work with one another, and with employees throughout the company, to build the value of Cablevision's assets."

This press release is not a substitute for any filings that may be made with the Securities and Exchange Commission ("SEC" ) in connection with the withdrawal of the Dolan Family Group's proposal or the proposed special dividend. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov).

This press release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to execute strategies, new and emerging competition for Cablevision's subscribers and other customers, general economic conditions, and other factors that may be identified in filings made with the SEC by Cablevision or the Dolan Family Group.

Contacts:         Jim Badenhausen / Don Nathan - 646-805-2006